18006168

Washington, D.C. 20549

DM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC

SEC FILE NUMBER
8-51721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid & Rudiger LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, Ste 28C, 28th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harrison 212-785-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reid & Rudiger LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified in Richmond County
My Commission Expires 5-19-19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REID & RUDIGER, LLC
(SEC ID NO. 8-51721)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

REID & RUDIGER LLC
TABLE OF CONTENTS
DECEMBER 31, 2017

TABLE OF CONTENTS

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reid & Rudiger LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2018

REID & RUDIGER, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$ 4,401,518
Other revenue	322,765
Total Revenues	4,724,283
Costs and Expenses:	
Compensation and benefits	1,490,727
Clearing expenses	80,101
Commission expense	1,711,106
Computer and telecommunications expense	43,594
Depreciation expense	3,603
Professional fees	57,854
Rent and utilities	172,649
Office supplies and expense	76,376
Telephone	18,803
Postage and delivery	42,037
Registration and licenses	36,479
Quotations and research	46,748
Insurance	3,589
Travel	7
Entertainment and promotion	11,978
Seminars and training	3,297
SIPC fee	6,966
Charitable donations	625
Total Expenses	3,806,539
Net Income	$ 917,744

See notes to financial statements.

REID & RUDIGER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	481,184
Receivable from clearing broker		115,414
Clearing deposit		50,000
Property and equipment, net of depreciation of $10,712		28,553
Prepaid expenses		24,047
Security deposit		40,000
Total Assets	$	739,198

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	33,328
Total Liabilities		33,328
Contingencies		
Member's Equity		705,870
Total Liabilities and Member's Equity	$	739,198

See notes to financial statements.

REID & RUDIGER, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total Member's Equity
Balance, January 1, 2017	$ 374,126
Member's distribution	(586,000)
Net Income	917,744
Balance, December 31, 2017	$ 705,870

See notes to financial statements.

REID & RUDIGER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows Provided by Operating Activities:	
Net Income	$ 917,744
Depreciation	3,603
Adjustment to reconcile net income to	
Decrease in receivable from broker	99,644
Decrease in prepaid expenses	10,818
Increase in accounts payable and accrued expenses	9,479
Net Cash Provided By Operating Activities	1,041,288
Cash Flows From Investing Activities:	
Cash Flows From Financing Activities:	
Member's distribution	(586,000)
Net Cash Used in Financing Activities	(586,000)
Net Increase In Cash	455,288
Cash at beginning of the year	25,896
Cash at end of the year	$ 481,184

See notes to financial statements.

REID & RUDIGER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger LLC, ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Correspondent Services (RBC), securities transactions of the Company are cleared through RBC and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing broker (RBC) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2017. The amount due from the clearing broker (RBC) is $115,414.

Clearing Deposit
The Company maintains a separate account with a cash balance of $50,000 with its clearing broker.

Other Revenue
Included in other revenue in the statement of operations is approximately $313,000 of interest income pursuant with an interest sharing agreement with its clearing broker.

Income Taxes
The Company is a limited liability Company taxed as a partnership and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $613,270 which was $608,270 in excess of the amount required.

4. COMMITMENTS

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASING ARRANGEMENTS

The Company entered into a lease to occupy a portion of the 28th floor at 55 Broad Street in New York City. The prior lease, dated June 11, 2013, covered the period ending August 31, 2016. The lease, as modified on July 10, 2014, covers the three-year period from September 1, 2016 to August 31, 2019. The monthly rent for the period ending August 31, 2018 will be $12,215; and $12,565.50 for the remainder of the period, which ends August 31, 2019.

The aggregate minimum annual rent commitments are as follows, exclusive of escalation charges:

Year	Amount
2018	$ 147,972
2019	$ 100,524

The Company posted a $40,000 security deposit for the lease.

6. PROPERTY AND EQUIPMENT

There were no purchases of property and equipment during 2017. The depreciation for the year was $3,603.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2018, the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

REID & RUDIGER LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

NET CAPITAL:		
Total member's equity	$	705,870
Deductions and/or charges:		
Non-allowable assets:		
Property & equipment		(28,553)
Prepaid expenses		(24,047)
Security deposit		(40,000)
Net capital before haircuts on securities positions		613,270
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	613,270
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	33,328
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,222
Minimum net capital required	$	5,000
Excess net capital	$	608,270
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	607,270
Percentage of aggregate indebtedness to net capital is		.054 to 1

There are no material differences between the December 31, 2017 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA and the computation above.

See report of independent registered public accounting firm.

REID & RUDIGER LLC

SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2017

A computation of reserve requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

REID & RUDIGER LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2017

Information relating to possession or control requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm.

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger LLC

We have reviewed management's statements, included in the accompanying Reid & Rudiger LLC Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Reid & Rudiger LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger LLC stated that Reid & Rudiger LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Pubic Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2018

Assertions Regarding Exemption Provisions

We, as members of management of (Reid & Rudiger, LLC) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Reid & Rudiger, LLC
Marc Harrison, President

February 28, 2018

REID & RUDIGER LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2017

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Reid & Rudiger LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and which were agreed to by Arcadia Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for year ended December 31, 2017 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051721 FINRA DEC

REID & RUDIGER LLC
55 BROAD STREET 28TH FLOOR
NEW YORK, NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randy Stouber (908-231-1000)

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$ 6,966
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/17 (Ck # 1535) Date Paid	(2,974)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	3,992
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 3,992
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,992
H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reid & Rudiger LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-17
and ending 12-31-17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,724,283
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	80,101
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	80,101
2d. SIPC Net Operating Revenues	$ 4,644,182
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 6,966 (to page 1, line 2.A.)